# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 17 Education & Technology Group Inc., CIK 0001821468
CUSIP: 81807M304
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 16/F, BLOCK B, WANGJING GREENLAND CENTER, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001843196
Persons authorized to receive notices and communications: Andy Chang Liu, 16/F, BLOCK B, WANGJING GREENLAND CENTER, Beijing, China (F4), 100102, 0086 10 6479 6786

## Reporting persons
- Andy Chang Liu (CIK 0001843196): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF), other (OO); sole voting power 223,905,836; shared voting power 0; sole dispositive power 223,905,836; shared dispositive power 0; aggregate amount beneficially owned 223,905,836 (41.3% of the class)
  Comment: Note to 7, 9, 11: Represents (i) 11,100 Class A ordinary shares held in the form of ADSs, (ii) 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company, and (iii) 23,894,736 Class A ordinary shares, among which 5,642,400 Class A ordinary shares were held in the form of ADS, and 141,546,832 Class B ordinary shares held by Future Glory Technology Holdings Limited, a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settlor of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Future Glory Technology Holdings Limited is a British Virgin Islands limited liability company, of which 99% of the equity interest is held by Glory Venture Technology Limited, and the remaining 1% is held by Future Adventures Investment Holdings Limited. Glory Venture Technology Limited, a company incorporated under the laws of British Virgin Islands, is wholly owned by Trident Trust Company (HK) Limited, the trustee of the Sunny Trust. Mr. Andy Chang Liu is the settlor of the Sunny Trust, and he and his family members are its beneficiaries. Future Adventures Investment Holdings Limited is a company incorporated under the laws of British Virgin Islands and wholly owned by Mr. Andy Chang Liu. An aggregate of 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. and 18,252,336 Class A ordinary shares and 141,546,832 Class B ordinary shares held by Future Glory Technology Holdings Limited have been pledged as collateral for certain secured loans.
  Note to 13: Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. The voting power of the shares beneficially owned by Mr. Andy Chang Liu represents 95.0% of the total outstanding voting power.
- Fluency Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 58,453,168; shared voting power 0; sole dispositive power 58,453,168; shared dispositive power 0; aggregate amount beneficially owned 58,453,168 (10.8% of the class)
  Comment: Note to 7, 9, 11: Represents 58,453,168 Class B ordinary shares directly held by Fluency Holding Ltd.
  Note to 13: Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. The voting power of the shares held by Fluency Holding Ltd. represents 27.6% of the total outstanding voting power.
- Future Glory Technology Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF), other (OO); sole voting power 165,441,568; shared voting power 0; sole dispositive power 165,441,568; shared dispositive power 0; aggregate amount beneficially owned 165,441,568 (30.5% of the class)
  Comment: Note to 7, 9, 11: Represents 23,894,736 Class A ordinary shares and 141,546,832 Class B ordinary shares directly held by Future Glory Technology Holdings Limited.
  Note to 13: Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. The voting power of the shares held by Future Glory Technology Holdings Limited represents 67.3% of the total outstanding voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share
Name of issuer: 17 Education & Technology Group Inc.
Address of issuer's principal executive offices: 16/F, BLOCK B, WANGJING GREENLAND CENTER, Beijing, China (F4), 100102
Comment:
Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Statement on Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 15, 2024 (the "Original Filing"), as subsequently amended by an amendment No. 1 filed on August 15, 2025 (the "Amendment No. 1", together with the Original Filing and this Amendment No. 2, the "Statement" or "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.
All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mr. Andy Chang Liu, Fluency Holding Ltd. and Future Glory Technology Holdings Limited (the "Reporting Persons," and each, a "Reporting Person").
Residence or business address:
The principal business address of Mr. Liu is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, 100102, People's Republic of China.
The registered office address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.
The registered office address of Future Glory Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.
Present principal occupation or employment:
Mr. Andy Chang Liu is the chairman of the board of directors and the chief executive officer of the Issuer.
Fluency Holding Ltd. is principally an investment holding vehicle and is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settlor of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. Mr. Liu is the sole director of Fluency Holding Ltd. Fluency Holding Ltd. does not have any executive officers.
Future Glory Technology Holdings Limited is a British Virgin Islands limited liability company, of which 99% of the equity interest is held by Glory Venture Technology Limited, and the remaining 1% is held by Future Adventures Investment Holdings Limited. Glory Venture Technology Limited, a company incorporated under the laws of British Virgin Islands, is wholly owned by Trident Trust Company (HK) Limited, the trustee of the Sunny Trust. Mr. Andy Chang Liu is the settlor of the Sunny Trust, and he and his family members are its beneficiaries. Future Adventures Investment Holdings Limited is a company incorporated under the laws of British Virgin Islands and wholly owned by Mr. Andy Chang Liu.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Liu is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
From June 30, 2026 through September 3, 2026, Future Glory Technology Holdings Limited purchased a total of 110,628 ADSs (representing 5,531,400 Class A ordinary shares) of the Issuer in the open market for approximately US$0.24 million, using its own funds, pursuant to a Rule 10b5-1 trading plan adopted by Future Glory Technology Holdings Limited on March 31, 2026 (as described below), in accordance with Rule 10b5-1 of the Act.
On March 31, 2026, Future Glory Technology Holdings Limited entered into a Rule 10b5-1 Trading Plan Agreement (the "10b5-1 Plan") with Tiger Brokers (NZ) Limited ("TBNZ"), pursuant to which TBNZ is authorized to purchase ADSs (representing Class A ordinary shares) of the Issuer on behalf of Future Glory Technology Holdings Limited during the period commencing on June 30, 2026 and ending on March 31, 2028, subject to earlier termination in accordance with the terms of the 10b5-1 Plan and applicable laws, rules and regulations. Purchases under the 10b5-1 Plan are subject to certain price restrictions, daily purchase limits and volume limitations under the terms of the 10b5-1 Plan. The 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. The purchases of ADSs on the open market were made for investment purposes. Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on an aggregate of 542,784,388 issued and outstanding ordinary shares (being the sum of 342,784,388 Class A ordinary shares and 200,000,000 Class B ordinary shares) of the Issuer as of February 28, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2026. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.
To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Andy Chang Liu: /s/ Andy Chang Liu, Andy Chang Liu (09/08/2026)
- Fluency Holding Ltd.: /s/ Andy Chang Liu, Andy Chang Liu, Director (09/08/2026)
- Future Glory Technology Holdings Limited: /s/ Andy Chang Liu, Andy Chang Liu, Director (09/08/2026)